December 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Dreyfus/Laurel Funds, Inc. Dreyfus Premier Core Equity Fund File Nos. 33-16338; 811-5270 Post-Effective Amendment No. 107__

Ladies and Gentlemen:

      We have acted as counsel to The Dreyfus/Laurel Funds, Inc. (“Fund”) in connection with the preparation of Post-Effective Amendment No. 107 to the Fund's Registration Statement on Form N-1A (the “Amendment”), and we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,
/s/Kirkpatrick & Lockhart Preston Gates Ellis LLP